Exhibit 99.2

November 4, 2011

Mr. John Y. Jo
Dynamic Offshore Resources, LLC
1301 McKinney Street, Suite 900
Houston, Texas 77010

Dear Mr. Jo:

        In accordance with your request, we have prepared a price sensitivity to our report dated November 3, 2011, which sets forth our estimates of reserves and future revenue, as of July 31, 2011, to the Dynamic Offshore Resources, LLC (Dynamic) interest in certain oil and gas properties located in Alabama, Louisiana, Texas, and federal waters in the Gulf of Mexico. The estimates in the November 3 report were prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that insurance costs and future income taxes are excluded. The projections for this report are the same as for our November 3 report. However, the price parameters have changed and the economic lives and commerciality of the individual leases have been redetermined; as a result, the forecasts of reserves and revenue presented in this report are different from those shown in the November 3 report. The price and cost parameters used in this sensitivity have been specified by Dynamic. With the exception of these changes, we completed our evaluation on September 28, 2011. For your reference, the SEC definitions are presented immediately following this letter. This report has been prepared for Dynamic's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

        We estimate the net reserves and future net revenue to the Dynamic interest in these properties, as of July 31, 2011, to be:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed Producing	12,501.9	62,418.7	1,147,803.5	909,136.1
Proved Developed Non-Producing
Behind-Pipe	7,453.1	55,852.1	858,194.6	610,220.0
Shut-In	92.5	72.6	8,575.7	7,300.6

Total Proved Developed Non-Producing	7,545.7	55,924.7	866,770.2	617,520.6
Proved Undeveloped	5,101.0	16,085.0	480,120.4	323,009.8
Abandonment Costs	0.0	0.0	(274,698.1)	(123,766.9)

Total Proved	25,148.6	134,428.5	2,219,995.9	1,725,899.5
Probable Developed	1,280.4	13,502.7	178,426.6	116,910.4
Probable Undeveloped	3,511.4	13,989.9	342,843.2	232,573.4

Total Probable	4,791.8	27,492.6	521,269.8	349,483.8

Totals may not add because of rounding.

        The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

        The estimates shown in this report are for proved and probable reserves. As requested, possible reserves that exist for these properties have not been included. Proved developed non-producing reserves include behind-pipe and shut-in reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

        Future gross revenue to the Dynamic interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, operating expenses, and abandonment costs but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

        For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

        As requested, this report has been prepared using oil and gas price parameters specified by Dynamic. Oil prices are based on NYMEX West Texas Intermediate prices and are adjusted by field for quality, transportation fees, and regional price differentials. Gas prices are based on NYMEX Henry Hub prices and are adjusted by field for energy content, transportation fees, and regional price differentials. When applicable, gas prices have been adjusted to include the value for natural gas liquids. All prices, before adjustments, are shown in the following table:

Period Ending	Oil Price ($/Barrel)	Gas Price ($/MMBTU)
12-31-2011	100.14	4.46
12-31-2012	102.61	4.79
12-31-2013	103.75	5.19
Thereafter	103.53	5.40

        For the proved reserves, the average adjusted product prices weighted by production over the remaining lives of the properties are $104.28 per barrel of oil and $5.43 per MCF of gas.

        Operating costs used in this report are based on operating expense records of Dynamic. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Dynamic has confirmed that headquarters general and administrative overhead expenses are included to the extent that they are covered under its joint operating agreements for the operated properties. As requested, insurance costs have been excluded. Operating costs are held constant throughout the lives of the properties.

        Capital costs used in this report were provided by Dynamic and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of Dynamic's future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs used in this report are Dynamic's estimates of the costs to abandon the wells, platforms, and production facilities; these estimates do not include any salvage value for the lease and well equipment. Capital costs and abandonment costs are held constant to the date of expenditure.

        We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Dynamic interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Dynamic receiving its net revenue interest share of estimated future gross gas production.

        The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

        For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

        The data used in our estimates were obtained from Dynamic, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-2699
		By:	/s/ C.H. (SCOTT) REES III C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

By:	/s/ RICHARD B. TALLEY, JR. Richard B. Talley, Jr., P.E. 102425 Vice President	By:	/s/ EDWARD C. ROY III Edward C. Roy III, P.G. 2364 Geologist
Date Signed: November 4, 2011		Date Signed: November 4, 2011

RBT:SBG

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